VEON Shareholders Approve New Board, Morten Lundal Elected New Chair Amsterdam, 30 June 2023, 07.00 CET: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces its new Board of Directors (Board) following the Company’s Annual General Meeting (AGM) that was held on 29 June 2023. VEON shareholders approved the Board-recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group. The Board elected Morten Lundal as the Chair in its first meeting following the AGM. Mr. Morten Lundal has been a director of VEON Ltd. since June 2022. He has over 20 years' experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia. VEON Board and Management would like to thank Gunnar Holt for his exceptional service to VEON as a director since 2015 and as the Chair since July 2022, and to the outgoing board directors Hans-Holger Albrecht, Stan Miller, Vasily Sidorov and Irene Shvakman for their contribution and service to the Company. “I am honoured to take the mantle from my predecessor Gunnar Holt as Chair of the VEON Board,” says Morten Lundal. “VEON is a very exciting company operating in some of the world’s most vibrant markets with a distinct value generation model. With a leaner and more agile structure, our new Board looks forward to working with VEON management and teams, generating value for all our stakeholders.”

“We welcome the new Board as VEON powers ahead with its Digital Operator strategy,” states Kaan Terzioglu, CEO and Executive Director of the VEON Group. “The AGM has demonstrated the support of our shareholders to VEON’s strategy, which has proven its success over the past few years despite macro challenges, carrying the Group’s topline growth to nearly 20% in local currency. Our Board and Management will work together to accelerate our performance and deliver the full value creation potential that our growth model entails.” Holders of approximately 98.5% of the VEON Group shares were represented at the Annual General Meeting. Shareholders also approved the recommended changes to the Company’s Bye-laws reducing the Board size and providing the Board greater flexibility regarding the structure of its Committees. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam. For more information, visit: https://www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s financial performance and governance structure. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

VEON’s year-to-date and April and May 2023 results presented in this press release are, unless otherwise stated, based on IFRS, using internal management accounts, are the responsibility of management and are subject to financial closing procedures which have not yet been completed and have not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Contact Information • VEON Senior Communications Manager Anna Ivanova-Galitsina pr@veon.com • TUVA Partners Managing Partner Julian Tanner Julian.tanner@tuvapartners.com